

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

September 6, 2006

Ms. Kimberly A. Dang
Vice President and Chief Financial Officer of Kinder Morgan Management, LLC, the
  delegate of Kinder Morgan G.P., Inc., the General Partner of Kinder Morgan Energy
  Partners, L.P.
Kinder Morgan Energy Partners, L.P.
500 Dallas, Suite 1000
Houston, Texas 77002

      Re: **Kinder Morgan Energy Partners, L.P.**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 16, 2006
               Forms 10-Q for Fiscal Quarters Ended March 31, 2006
               and June 30, 2006
               Filed May 10, 2006 and August 7, 2006
               File No. 1-11234

Dear Ms. Dang:

      We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Please provide a written response to our comments. Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 51

Results of Operations, page 53

1.   We note you have presented "Earnings before depreciation, depletion and
        amortization of excess cost of equity investments" as an operating performance
        measure of both your consolidated and segment results of operations. In
        discussing your results of operations, we note that you have further adjusted this
        measure to exclude charges attributable to an increase in your reserves related to
        your rate case liability, adjustments of your environmental liabilities and
        reconciling differences related to your natural gas liquids inventory. We advise
        you that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP measure
        to eliminate or smooth items identified as non-recurring, infrequent or unusual,
        when the nature of the charge or gain is such that it is reasonably likely to recur
        within two years or there was a similar charge or gain within the prior two years.
        Please revise the discussion of your results of operations throughout MD&A to
        eliminate all items that are of a recurring nature or are reasonably likely to recur
        within two years.

        Please refer to Question 8 in Frequently Asked Questions Regarding the Use of
        Non-GAAP Financial Measures at our website:
        http://www.sec.gov/divisions/corpfin/faqs/.

        This comment also applies to your Form 10-Q for the quarterly period ended June
        30, 2006.

Principal Accounting Fees and Services, page 102

2.   Please revise your description of tax fees to describe the nature of the services
        comprising the fees disclosed under this category.

Note 18. Recent Accounting Pronouncements, page 194

3.   We note from your disclosures at pages 20 and 62 that the Texas Intrastate
        Natural Gas Pipeline Group both purchases and sells significant volumes of
        natural gas, which is often stored and/or transported on its pipelines. Please tell
        us whether these transactions are subject to the guidance of EITF 04-13 and
        identify the impact that you expect this guidance to have on your financial
        statements upon adoption.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief